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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)
                            ------------------------

                        WALLACE COMPUTER SERVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                           MOORE CORPORATION LIMITED
                                      AND

                                   FRDK, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   932270101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JOSEPH M. DUANE, ESQ.
                                   FRDK, INC.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1G5
                                 (416) 364-2600
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------
                                    COPY TO:

                            DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                          DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100

                           CALCULATION OF FILING FEE
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
           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
---------------------------------------------   ---------------------------------------------
               $1,377,962,340                                    $275,592.47

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 * Based on the offer to purchase all outstanding shares of Common Stock of the
   Subject Company together with the associated preferred stock purchase rights at $60 cash per share, the number of shares of Common Stock reported as outstanding in the Quarterly Report on Form 10-Q of the Subject Company for the quarter April 30, 1995 (22,534,380), and the number of shares of Common Stock under option reported therein (431,659).

** 1/50 of 1% of Transaction Valuation.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

                                                 Filing Party: Moore Corporation Limited and
Amount Previously Paid: $257,219.64                            FRDK, Inc.
Form or Registration No.: Schedule 14D-1         Date Filed: August 2, 1995
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     Moore Corporation Limited ("Moore") and FRDK, Inc. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended to date, the "Offer to Purchase"), originally filed on August 2, 1995, as amended by
Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware Corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment
No. 13.

     The price offered has been increased to $60 per Share (and associated
Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Supplement to the Offer to Purchase, dated October 12, 1995 (the "Supplement") and the related Letters of Transmittal (which together constitute the "Offer").
Capitalized terms not defined herein shall have the meanings assigned thereto in the Offer to Purchase and the Supplement.

ITEM 1.     SECURITY AND SUBJECT COMPANY.
            --   Reference is hereby made to the information set forth in Sections 1 and 3 of the Supplement, which are incorporated herein by reference.
ITEM 2.     IDENTITY AND BACKGROUND.
(a) - (d);  --   Since August 2, 1995, the date of the Offer to Purchase, Messrs. Louis J.
(g)              Rupnik and Ronald D. Rogers have resigned as executive officers of Moore, and
                 Mr. Thomas J. McKiernan, who is a citizen of the United States, was appointed to the position of the Vice President of Moore and President of Moore Customer
                 Consumer Relations Services, North America. Between April 1, 1991 and
                 September 1995, Mr. McKiernan was President of Moore Response Marketing
                 Services; between November 1989 and March 1991, he was Advisory Task Force
                 Chairman of Moore Business Forms Systems. Mr. McKiernan's principal business address is Moore Corporation Limited, 1 First Canadian Place, Toronto, Ontario
                 M5X 1G5, Canada.
ITEM 3.     PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.
(a)-(b)     --   Reference is hereby made to the information set forth in Section 6 of the
                 Supplement, which is incorporated herein by reference.
ITEM 4.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)-(b)     --   Reference is hereby made to the information set forth in Section 5 of the
                 Supplement, which is incorporated herein by reference.
ITEM 5.     PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.
(a)-(g)     --   Reference is hereby made to the information set forth in Section 6 of the
                 Supplement, which is incorporated herein by reference.
ITEM 10.    ADDITIONAL INFORMATION.
(a)-(f)     --   Reference is hereby made to the entire text of the Supplement and the related
                 Letter of Transmittal, which is incorporated herein by reference.
ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.
(a)(17)     --   Supplement to the Offer to Purchase dated August 2, 1995.
(a)(18)     --   Revised Letter of Transmittal with respect to the Shares and Rights.
(a)(19)     --   Form of Revised Letter, dated October 12, 1995, from Lazard Freres & Co. LLC to brokers, dealers, banks, trust companies and nominees.
(a)(20)     --   Form of Revised Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
(a)(21)     --   Revised Notice of Guaranteed Delivery.
(a)(22)     --   IRS Guidelines for Certification of Taxpayer Identification Number on
                 Substitute Form W-9.
(a)(23)     --   Press Release, dated October 12, 1995.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 1995

                                          FRDK, Inc.

                                          By: /s/  JOSEPH M. DUANE
                                              ----------------------------
                                          Name: Joseph M. Duane
                                          Title:  President


                                          MOORE CORPORATION LIMITED

                                          By: /s/  JOSEPH M. DUANE
                                              -----------------------------
                                          Name: Joseph M. Duane
                                          Title:  Vice President and
                                                General Counsel

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                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION
--------                                      -----------
(a)(17)   Supplement to the Offer to Purchase dated August 2, 1995
(a)(18)   Revised Letter of Transmittal with respect to the Shares and Rights
(a)(19)   Form of Revised Letter, dated October 12, 1995, from Lazard Freres & Co. LLC to brokers, dealers, banks, trust companies and nominees
(a)(20)   Form of Revised Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients
(a)(21)   Revised Notice of Guaranteed Delivery
(a)(22)   IRS Guidelines for Certification of Taxpayer Identification Number on Substitute
          Form W-9.
(a)(23)   Press Release, dated October 12, 1995

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